EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Citigroup Inc.:

We consent to the use of our reports dated February 25, 2015, with respect to the consolidated balance sheets of Citigroup Inc. and subsidiaries (“Citigroup”) as of December 31, 2014 and 2013, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of Citigroup’s internal control over financial reporting as of December 31, 2014, incorporated by reference in this registration statement of Citigroup on Form S-8 relating to deferred compensation obligations registered under the terms of the Citi Head Office Guarantee Plan.

May 1, 2015